Exhibit 99.1

Mines Richmont inc.
161, avenue Principale
Rouyn-Noranda, QC
J9X 4P6, CANADA
Tél. : 819 797-2465
Téléc. : 819 797-0166
www.richmont-mines.com

Rouyn-Noranda, January 30, 2015

VIA SEDAR

Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Subject:	Richmont Mines Inc. (the “Corporation”)
English and French language versions of the Interim Consolidated Financial Statements (unaudited) of the Corporation for the three-month and nine-month periods ended September 30, 2014 and 2013, together with the notes thereto (the “Interim Financial Statements”)

We hereby inform you that the Corporation has filed today on SEDAR revised English and French language versions of its Interim Financial Statements. These versions have been amended in order to remove the reference contained in note 1 of the financial statement indicating that the Interim Financial Statements have not been reviewed by the independent auditors of the Corporation.

Nicole Veilleux [signed]

Nicole Veilleux, CPA, CA
Vice-President, Finance